UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Cynosure, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities Underlying Options)

Michael R. Davin

President and Chief Executive Officer

Cynosure, Inc.

5 Carlisle Road

Westford, MA 01886

(978) 256-4200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,553,896	$178.08

*	Estimated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 341,216 shares of the Issuer’s class A common stock having an aggregate value of $1,553,896 based on the Black-Scholes option pricing model as of March 8, 2012 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $301.96	Filing party: Cynosure, Inc.
Form or Registration No.: 005-81239	Date filed: March 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 6 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 12, 2012 as amended and supplemented by Amendment No. 1 thereto filed on March 23, 2012, by Amendment No. 2 thereto filed on April 5, 2012, by Amendment No. 3 thereto filed on April 6, 2012, by Amendment No. 4 thereto filed April 11, 2012 and by Amendment No. 5 thereto filed April 13, 2012 (collectively, the “Schedule TO”) by Cynosure, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s exchange offer (the “Exchange Offer”) to eligible optionholders to exchange (1) some or all of their outstanding eligible stock options, granted under the Company’s 2005 Stock Incentive Plan (the “2005 Plan”), to purchase shares of the Company’s class A common stock, with a per share exercise price (a) greater than $20.00 and (b) greater than the closing price of the class A common stock on the Nasdaq Global Market on the expiration date of the Exchange Offer (the “Eligible Stock Options”) for (2) new stock options to be granted under the 2005 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options dated March 12, 2012, as amended on March 23, 2012, April 4, 2012, April 6, 2012 and April 10, 2012 (the “Offer to Exchange”) and in the related Election and Withdrawal Form.

This Amendment No. 6 is made to report the results of the Exchange Offer. The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on March 12, 2012, March 23, 2012, April 5, 2012, April 6, 2012, April 11, 2012 and April 13, 2012 is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item	4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

(a) Material Terms. The Exchange Offer expired at 11:59 pm, Eastern time, on Friday, April 13, 2012. Eligible optionholders tendered, and the Company accepted for cancellation, eligible options at exercise prices of $20.00 or greater to purchase an aggregate of 325,946 shares of the Company’s Class A common stock from 90 participants, representing 96% of the total shares of Class A common stock underlying options eligible for exchange in the Exchange Offer. The Company has granted new options to purchase an aggregate of 280,771 shares of the Company’s Class A common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Exchange Offer is $19.78, which is the closing price of the Company’s Class A common stock as reported by The Nasdaq Global Market on April 13, 2012, the expiration date of the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CYNOSURE, INC.

/s/ Timothy W. Baker
Timothy W. Baker
Executive Vice President, Chief Financial
Officer, Treasurer

Date: April 16, 2012

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